Exhibit 4(d)
AMENDMENT NO. 1
TO
THE TIMKEN COMPANY EMPLOYEE SAVINGS PLAN
(As Amended and Restated Effective January 1, 2007)
Preamble
     The Timken Company (the “Company”) hereby adopts this Amendment No. 1 to The Timken Company Employee Savings Plan (As Amended and Restated Effective January 1, 2007) (the “Plan”), effective as of January 1, 2007. Words and phrases used herein with initial capital letters that are defined in the Plan are used herein as so defined.
I.
     Section 56 of Article I of the Plan is hereby amended by adding the terms “Post-2006 Eligible Employee” and “Pre-2007 Eligible Employee” immediately following the term “Period of Severance” under the heading “Term:” and by adding “II, 2(a)” directly opposite “Post-2006 Eligible Employee” under the heading “Article & Section No.” and “II, 2(b)” directly opposite “Pre-2007 Eligible Employee” under the heading “Article & Section No.”
II.
     Article II of the Plan is hereby amended in its entirety to read as follows

“1.	(a)	Participation in this Plan shall be available to full-time salaried Employees of an Employer and hourly employees of RBS who are not described in clauses (a) through (j) of Section 32 of Article I. An Employee of Timken Industrial eligible to participate in the Plan pursuant to the preceding sentence shall become eligible to participate in the Plan on the first day of the month after being employed full-time for at least one full calendar month, during which the Employee shall have worked the available business days and shall become a Participant in the Plan with respect to Salary Reduction Contributions on the effective date of his enrollment pursuant to Section 2 of this Article II. An Employee of RBS eligible to participate in the Plan pursuant to the first sentence of this subsection (a) shall become eligible to participate in Salary Reduction Contributions, Company Matching Contributions and Stock Matching Contributions after he completes one year of

Continuous Service and shall become a Participant in the Plan with respect to Salary Reduction Contributions on the effective date of his enrollment pursuant to Section 2 of this Article II. Eligibility shall be determined and certified by the Plan Administrator. If an Employee whose participation has been terminated for any reason is again employed by an Employer in a position eligible for participation in the Plan, such Employee shall be eligible to recommence participation in the Plan immediately following such reemployment.

(b)	An Employee who would be eligible to participate in the Plan under Section 1(a) of this Article II but for the fact he is not classified as full-time, as defined in Section 45(a) of Article I, shall become eligible to participate in the Plan on the first day of the month after he completes one year of Continuous Service. If such an Employee becomes eligible and becomes a Participant in the Plan with respect to Salary Reduction Contributions pursuant to Section 2 of this Article II, the Employee will continue to be eligible if he does not have a One Year Break in Service. If such an Employee becomes a Participant, the Participant shall not be eligible to make Salary Reduction Contributions or receive any Company Contributions as of the first day of the month following such One Year Break in Service. If such an Employee loses eligibility due to a One Year Break in Service and later completes one year of Continuous Service, the Employee shall again participate immediately upon completion of the one year of Continuous Service if he has not already become eligible.

2.	(a)	(i)	Except as provided in Article II, Section 4, an Employee who is hired by an Employer for the first time or is rehired to active employment with an Employer on or after January 1, 2007 and who meets the eligibility requirements set forth in Article II, Section 1 (a “Post-2006 Eligible Employee”) shall be deemed to have elected to participate in the Plan with respect to Salary Reduction Contributions in accordance with the provisions of this Section 2(a). Any Post-2006 Eligible Employee shall be deemed to have authorized deductions from such Post-2006 Eligible Employee’s Gross Earnings for the purpose of making Salary Reduction Contributions to the Plan, commencing on the first pay date that occurs after the date on which he is initially eligible (or the date on which the 30-day notice period described below is satisfied, if later) in the amount of three percent of his Gross Earnings. Such Salary Reduction Contributions thereon shall be deposited in the Participant’s Salary Contribution Account and shall be invested in accordance with the Post-2006 Eligible Employee’s current investment election or, if none, in a fund determined by the Plan Administrator.

(ii)	Notwithstanding the foregoing, a Post-2006 Eligible Employee who would otherwise become subject to this deemed election may affirmatively elect, in accordance with rules prescribed by Timken, (A) not to have Salary Reduction Contributions made on his behalf or (B) to have Salary Reduction Contributions made on his behalf in an amount greater than or less than three percent of his Gross Earnings (within the limits set forth in Article III, Section 1), in accordance with the provision of this Subsection. The Plan Administrator shall provide all Post-2006 Eligible Employees with written notice of their rights under this Subsection, and Post-2006 Eligible Employees shall have at least 30 days prior to the date this deemed enrollment feature becomes effective before it is applied to them. If a Post-2006 Eligible Employee does not file such an affirmative election within the prescribed time period, Salary Reduction Contributions shall be made on his behalf in accordance with the provisions of this Subsection until the Post-2006 Eligible Employee elects to change the amount of, or suspend, his Salary Reduction Contributions, as permitted under Article III hereof.

(b)	Any Employee who was hired by an Employer prior to January 1, 2007 and who has satisfied the requirements to participate in the Plan (a “Pre-2007 Eligible Employee”) and any Post-2006 Eligible Employee who affirmatively elects to waive the automatic enrollment procedures, as described in Subsection (a)(ii) above, may enroll as a Participant in the Plan with respect to Salary Reduction Contributions as of the next available payroll period by electing to have his earnings reduced, as provided in Article III, Section 1.

(c)	The provisions of this Subsection (c) shall apply notwithstanding any other provision of the Plan to the contrary.

(i)	Any Post-2006 Eligible Employee who has not affirmatively elected to waive the automatic enrollment procedures described in Subsection (a)(i) above, shall be deemed to have elected to increase the percentage of his Salary Reduction Contributions by one percent of Gross Earnings (up to a maximum of six percent of Gross Earnings) effective as of each March 1st unless such Post-

2006 Eligible Employee affirmatively elects, in accordance with rules prescribed by Timken, not to have his Salary Reduction Contributions increased in this manner.

(ii)	Timken shall develop rules and procedures for the administration of the subsequent automatic enrollment procedures. Timken shall provide all affected Post-2006 Eligible Employees with annual written notice of their waiver rights under this Subsection (c) at least 30 days prior to each time this deemed enrollment/increase feature is applied to them.

3.	An Employee’s election or deemed election to participate in this Plan shall continue in effect until the Employee ceases to be eligible to participate in this Plan.

4.	(a)	An Employee who meets the eligibility requirements of Article IV, Section 4(a) is automatically eligible to participate in 401(k) Plus Contributions.

	(b)	An Employee who meets the eligibility requirements of Article IV, Section 3(a) is automatically eligible to participate in Profit Sharing Contributions.

	(c)	An Employee will participate in the Plan not later than the earlier of the first day of the first Plan Year after the Employee has met the service requirements, or six months after the day such requirements are met.”
III.
Section 1 of Article III of the Plan is hereby amended in its entirety to read as follows:

“1.	(a)	At any time in accordance with Article II above, a Pre-2007 Eligible Employee may elect to have his earnings reduced and the subsequent reduction contributed to this Plan in an amount equal to any whole percent between one percent and fifteen percent of his Gross Earnings to be deducted from his Gross Earnings payable for each pay period, provided that the Company may limit certain Highly Compensated Employees to less than fifteen percent.

	(b)	A Post-2006 Eligible Employee who affirmatively elects to have Salary Reduction Contributions made on his behalf in an amount greater than or less than three percent of his Gross Earnings pursuant to Article II, Section 2(a)(ii)(B) may change his Salary Reduction Contributions to an amount equal to any whole percent between one percent and fifteen percent of his Gross Earnings to be deducted from his Gross Earnings payable for each pay period, provided that the Company may limit certain Highly Compensated Employees to less than fifteen percent.

(c)	The percent reduction selected pursuant to Subsections (a) or (b) above cannot result in more than $15,500 in Salary Reduction Contributions on behalf of a Participant in a calendar year (or, if greater, the dollar limitation in effect under Section 402(g)(1) of the Code) (except to the extent permitted under Article III, Section 5 hereof and Section 414(v) of the Code). Salary Reduction Contributions shall be deposited in a Participant’s Salary Reduction Contribution Account.”
IV.
     Section 2 of Article III of the Plan is hereby amended in its entirety to read as follows:
“2. A Participant’s election or deemed election as to the rate of his Salary Reduction Contributions to this Plan will remain in effect until the Participant changes or suspends his election, or ceases to be eligible to participate in this Plan.”
V.
     The first sentence of Section 3 of Article III of the Plan is hereby amended in its entirety to read as follows:
“A Participant may change his election or deemed election as to the rate of Salary Reduction Contributions to this Plan on any day.”
VI.
     The first sentence of Section 4 of Article III of the Plan is hereby amended by deleting the phrase “pursuant to the first sentence of Article II, Section 1(a)” where it appears therein.
VII.
     The first sentence of Section 5 of Article III of the Plan is hereby amended by adding the phrase “or have been deemed to have elected” immediately following the word “elected” where in appears therein.

     EXECUTED by The Timken Company at Canton, Ohio, on January ___, 2007, effective January 1, 2007, except as otherwise specifically provided.

THE TIMKEN COMPANY
By /s/ Donald Walker

Donald Walker
Sr. Vice President - Human Resources and Organizational Advancement